MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In U.S. dollars and in accordance with U.S. GAAP)

The following discussion and analysis explains trends in our financial condition and results of operations for the three and nine month periods ended December 25, 2009, compared with the corresponding periods in the previous Fiscal Year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal Year ended March 27, 2009.

Overview

Zarlink designs mixed-signal semiconductor products for a range of communications, optical and medical applications.  Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, voice telephony, telecom networking, optical interconnect and ultra low-power wireless communications. Zarlink has shipped more than 1 billion chips to date, and offers over 900 active products to its global customers. Our ICs, integrated chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, data center operators and system integrators.  For more information, visit www.zarlink.com.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•	Our dependence on our foundry suppliers and third-party subcontractors;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	We experienced operating losses in Fiscal 2009, as well as in several prior Fiscal Years, and may not be able to maintain current profitability;

•	Our ability to attract and retain key employees;

•	Significant fluctuations in foreign exchange rates may adversely impact our results of operations;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position;

•	The worldwide economic slowdown may persist, resulting in lower revenues and net income as customers and suppliers manage through these events; and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal Year ended March 27, 2009.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED DECEMBER 25, 2009

Summary of Results from Operations	Three Months Ended		Nine Months Ended
(in thousands of U.S. dollars, except per share amounts)	Dec. 25, 2009	Dec. 26, 2008	Dec. 25, 2009	Dec. 26, 2008

Revenue:	$54,425	$53,726	$161,629	$176,064

Net income for the period	$631	$12,100	$835	$20,432

Net income (loss) per common share:
Basic	$0.00	$0.09	$(0.01)	$0.15
Diluted	$0.00	$0.08	$(0.01)	$0.13

Weighted average common shares outstanding (in thousands):
Basic	122,293	123,942	122,381	125,589
Diluted	123,652	154,297	122,381	157,136

Our revenue in the third quarter of Fiscal 2010 was $54.4 million, up 1% from revenue of $53.7 million in the third quarter of Fiscal 2009.  The revenue increase in the third quarter of Fiscal 2010, as compared to the same period of the previous year, mainly reflects increased sales from the Custom and Other group, offset by lower sales volume in our Optical Products group, as global economic conditions continue to impact consumer and enterprise spending, resulting in lower demand for some of our products.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products.  We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

Revenue in the nine months ended December 25, 2009, was $161.6 million, down 8% from revenue of $176.1 million in the corresponding period of Fiscal 2009.  Revenue in the first nine months of Fiscal 2010 has been negatively impacted by the global economic slowdown, mainly reflected in decreased revenue in our Communications and Optical product groups.

Revenues have stabilized during the first nine months of Fiscal 2010 from the declines seen during the second half of Fiscal 2009.  We use opening 90-day backlog as one indicator of future revenue. We view 90-day backlog as orders received from customers, which have been requested to be delivered within 90 days. At the beginning of the fourth quarter of Fiscal 2010, our 90-day backlog was $56 million, up from $45 million at the opening of the third quarter of Fiscal 2010.  However, we anticipate having less “turns” revenue in the fourth quarter of Fiscal 2010 as compared to previous quarters.  We define “turns” as an order booked in the same quarter as when the product is shipped, therefore recognizing revenue in the same quarter.  The decline in expected “turns” revenue is a result of product capacity constraints expected in the fourth quarter of Fiscal 2010, stemming from a large amount of orders arriving at the end of the third quarter, combined with our key suppliers already operating at high utilization rates.  Therefore, we are not anticipating revenues in the fourth quarter of Fiscal 2010 to be significantly greater than our opening backlog of $56 million.  We are seeing increased order activity in some of our products, specifically in our timing and voice telephony products within our Communications Products group.  Despite these factors, we remain cautious towards any prolonged impact from the global economic slowdown which resulted in decreased demand from our customers and end users during the second half of Fiscal 2009, and into the first half of Fiscal 2010.  Order activity in our Optical Products group continues to be negatively impacted by reduced consumer and enterprise spending. If this economic slowdown were to persist further, we may see customers reduce or cancel orders already placed.  Also, our customers continue to decrease inventory levels and request short order lead times, further contributing to a lack of visibility into our end customer’s demand that creates uncertainty in our forecasted revenues.

We recorded net income of $0.6 million in the third quarter of Fiscal 2010.  This compares to net income of $12.1 million in the same period of Fiscal 2009. This reduction in net income was driven primarily by the foreign exchange loss of $2.7 million, as compared to a foreign exchange gain of $10.3 million in the same period of Fiscal 2009.  Also impacting net income in the third quarter of Fiscal 2010 were supply chain harmonization costs of $0.6 million, as well as higher R&D and S&A expenditures in comparison to the same period of Fiscal 2009.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  We do not expect these costs to extend past Fiscal 2010.  These items were partially offset by increased gross margin as a percentage of revenue, $0.1 million in contract recovery, and increased revenues in the third quarter of Fiscal 2010 in comparison to the same period of Fiscal 2009.  Net income in the third quarter of Fiscal 2009 was driven primarily by the foreign exchange gain of $10.3 million and a gain on repurchase of convertible debentures of $3.6 million, partially offset by an impairment of current asset of $3.0 million and an impairment of asset held for sale of $1.2 million.

Net income in the first nine months of Fiscal 2010 was $0.8 million, as compared to $20.4 million for the same period in Fiscal 2009.  The decline in net income in the first nine months of Fiscal 2010 was driven primarily by a foreign exchange loss of $9.6 million, as compared to a foreign exchange gain of $11.9 million in the same period of Fiscal 2009.  Also impacting net income in the first nine months of Fiscal 2010 were reduced revenues from the comparable period of Fiscal 2009, as well as supply chain harmonization costs of $2.6 million.  In addition, we also recorded a contract impairment of $0.8 million in the first quarter of Fiscal 2010.  These items were partially offset by increased gross margin as a percentage of revenue, $0.8 million in recovery of current asset, as well as lower R&D and S&A expenditures achieved in the first nine months of Fiscal 2010 in comparison to the same period of Fiscal 2009.  The net income in the first nine months of Fiscal 2009 was a result of the items discussed above, as well as a gain on sale of excess land of $0.9 million in the first quarter of Fiscal 2009.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows (in thousands):

	Three Months Ended				Nine Months Ended
	Dec. 25, 2009	% of Total	Dec. 26, 2008	% of Total	Dec. 25, 2009	% of Total	Dec. 26, 2008	% of Total

Revenue:
Asia/Pacific	$26,487	49%	$26,925	50%	$84,059	52%	$89,225	51%
Europe	16,617	31	14,482	27	44,302	27	46,617	26
United States	10,874	20	11,480	22	31,485	19	36,212	21
Canada	187	0	160	0	794	1	1,619	1
Other Regions	260	0	679	1	989	1	2,391	1
Total	$54,425	100%	$53,726	100%	$161,629	100%	$176,064	100%

Asia/Pacific

Asia/Pacific revenue in the third quarter of Fiscal 2010 was $26.5 million, down 2% compared with revenue in the same period of Fiscal 2009.  The decrease in the third quarter is due mainly to lower Communication Products and Custom and Other revenues, offset by increased revenues from Optical Products, each contributing (5%), (1%), and 4% to the change, respectively.

Asia/Pacific revenue for the nine months ended December 25, 2009 was down 6% from the comparable period in Fiscal 2009.  This was due to a decrease in Communication Products revenues, offset by increased revenues from Medical Products, each contributing (7%) and 1% to the change, respectively.

Europe

European revenue increased by 15% in the third quarter of Fiscal 2010 as compared to the same period of Fiscal 2009.  The increase was due to higher revenues from Communication Products and Custom and Other, offset by decreased revenues from Optical Products and Medical Products, each contributing 9%, 9%, (2%) and (1%) of the change, respectively.

European revenue for the nine months ended December 25, 2009, was $44.3 million, down 5% from the same period in Fiscal 2009.  Increased revenues from Custom and Other were offset by decreased Medical Products, Communication Products, and Optical Products revenues, each contributing 10%, (6%), (5%) and (4%) of the change, respectively.

United States

Revenue from customers in the United States decreased by 5% to $10.9 million, during the third quarter of Fiscal 2010 as compared to the same quarter of Fiscal 2009. The decrease was due to lower product shipments from Optical Products and Medical Products, offset by higher revenues from Custom and Other and Communication Products, each contributing (15%), (1%), 6% and 5% of the change, respectively.

Revenue from customers in the United States decreased by 13% to $31.5 million, for the nine month period ended December 25, 2009, as compared to the same period in Fiscal 2009. The decrease was due to lower product revenues from Optical Products, Communication Products, and Custom and Other, offset by increased revenues from Medical Products, each contributing (13%), (5%), (1%) and 6% of the change, respectively.

Canada

Revenue from customers in Canada during the third quarter of Fiscal 2010 was $0.2 million, consistent with the same quarter of Fiscal 2009.  Increased revenue from Custom and Other was offset by lower revenue from Communication Products.

Revenue from customers in Canada decreased by 51% to $0.8 million for the nine months ended December 25, 2009, as compared to the same period in Fiscal 2009.  This was due mainly to decreased product shipments of Medical Products and Communication Products, offset by higher revenues from Custom and Other, each contributing (42%), (17%), and 8% of the change, respectively.

Other Regions

For the third quarter of Fiscal 2010, revenue from customers in other regions decreased by 62% to $0.3 million as compared to the third quarter of Fiscal 2009, due to lower Communication Products revenue.

Revenues from customers in other regions decreased by 59% for the nine month period ended December 25, 2009, as compared to the same period in Fiscal 2009.  The decrease was primarily due to lower revenues from Communication Products and Custom and Other, each contributing (53%) and (6%) of the change, respectively.

REVENUE BY PRODUCT GROUP

	Three Months Ended				Nine Months Ended
(in thousands)	Dec. 25, 2009	% of Total	Dec. 26, 2008	% of Total	Dec. 25, 2009	% of Total	Dec. 26, 2008	% of Total

Revenue:
Communication Products	$33,818	62%	$33,682	63%	$100,662	62%	$112,464	64%
Medical Products	7,937	15	8,217	15	24,720	15	25,195	14
Optical Products	4,463	8	5,443	10	12,246	8	18,491	11
Custom and Other	8,207	15	6,384	12	24,001	15	19,914	11
Total	$54,425	100%	$53,726	100%	$161,629	100%	$176,064	100%

Communication Products

Communication Products revenue increased by $0.1 million in the third quarter of Fiscal 2010 when compared to the same period in Fiscal 2009.  Increased revenues from both voice telephony products and timing and synchronization products, were offset by lower revenues from telecom networking products, each contributing 3%, 1%, and (4%) to the decrease, respectively.

Revenue from this group for the nine months ended December 25, 2009 was $100.7 million, a decrease of $11.8 million or 10% over the same period a year ago. This is driven by a decrease in sales of telecom networking products, which contributed (10%) to the decrease over the comparable period in Fiscal 2009.  The slowdown in enterprise communication equipment spending in the first two quarters of Fiscal 2010 is the main reason for the decreased revenue seen in these products.

Medical Products

Medical Products revenue decreased by $0.3 million or 3% in the third quarter of Fiscal 2010 compared to the same period in Fiscal 2009.  Within this group we saw lower product shipments of our medical telemetry products, offset by an increase in our legacy audiologic medical devices, each contributing (22%) and 19% to the percentage change in revenue, respectively.  We do not expect this to continue as a longer term trend.  The decrease in sales of medical telemetry products was due mainly to general market softness for end-customers, as hospitals slowed spending for heart rhythm devices, as well as extended FDA qualification approvals for a customer specific product.

Medical Products revenue through nine months decreased 2% when compared to the same period in the prior year, represented by a decrease in legacy audiologic medical devices, offset by an increase in medical telemetry products, each contributing (7%) and 5% to the percentage change in revenue, respectively.

Optical Products

Our Optical Products revenue for the third quarter of Fiscal 2010 decreased by $1.0 million or 18% compared to the third quarter of Fiscal 2009.  This was due mainly to lower product shipments of our optical in/out products and serial optical components, offset by increased revenues from our parallel optical products, each contributing (22%), (11%), and 15% of the change in this product group, respectively.  This is a trend that has continued since the first quarter of Fiscal 2010, and is due mainly to the reduced enterprise spending as a result of the economic slowdown.

Revenue through nine months has decreased 34% from the comparable period in Fiscal 2009, due mainly to a decrease in shipments of our optical in/out products and serial optical components, each contributing (22%) and (14%) of the decrease, respectively.

Custom and Other

For the three and nine month periods ended December 25, 2009 Custom and Other revenue was up 29% and 21%, respectively, when compared to the same period in Fiscal 2009.  The increase in revenue for both periods is the result of increased product shipments for communication application specific integration circuits (“ASIC”) products for two customers.  As the two customers made last time buy orders for these products during the nine months ended December 25, 2009, we do not consider the increase in revenues to be sustainable in future periods.

GROSS MARGIN

	Three Months Ended		Nine Months Ended
(in thousands)	Dec. 25, 2009	Dec. 26, 2008	Dec. 25, 2009	Dec. 26, 2008

Gross Margin	$28,351	$26,511	$82,145	$84,678

As a percentage of revenue	52%	49%	51%	48%

Gross margin in the three month period ended December 25, 2009, was 52%, an increase of three percentage points as compared to the same period in Fiscal 2009. Our margins may fluctuate slightly from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. The improved gross margin in the third quarter of Fiscal 2010 is mainly a result of increased efficiencies due to supply chain harmonization, as well as a change in product mix.  During the third quarter of Fiscal 2010, we incurred $0.6 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  We do not expect these costs to extend past Fiscal 2010.  In comparison, during the third quarter of Fiscal 2009, we incurred $0.5 million of severance and integration costs which were included in costs of goods sold.

Gross margin in the nine month period ended December 25, 2009 increased by 3% to 51% compared to the same period in Fiscal 2009.  In addition to the factors discussed above, the impact of the outsourcing of our test and assembly functions, which began in the first quarter of Fiscal 2009, has resulted in lower costs in the first nine months of Fiscal 2010 in comparison to the same period of Fiscal 2009.  Also, during the first nine months of Fiscal 2010 we incurred $2.6 million of supply chain harmonization costs that were included in costs of goods sold.  In comparison, during the first nine months of Fiscal 2009, we incurred $2.7 million of severance and integration costs that were included in costs of goods sold.

OPERATING EXPENSES

Research and Development

	Three Months Ended		Nine Months Ended
(in thousands)	Dec. 25, 2009	Dec. 26, 2008	Dec. 25, 2009	Dec. 26, 2008

R&D expenses – gross	$12,027	$12,038	$34,195	$37,943
Less: NREs and government assistance	(1,097)	(1,636)	(3,128)	(4,383)
R&D expenses	$10,930	$10,402	$31,067	$33,560

As a percentage of revenue	20%	19%	19%	19%

Net R&D expenses increased by 5%, or $0.5 million, in the third quarter of Fiscal 2010 compared to the same period in Fiscal 2009.  The increase is due mainly to lower non-recurring engineering (“NRE’s”) reimbursements received in the third quarter of Fiscal 2010 as compared to the same period in Fiscal 2009.

For the nine months ended December 25, 2009, net R&D expenses were $2.5 million lower than in the comparable period of Fiscal 2009.  The decrease is due mainly to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009, which has resulted in lower headcount and material spending.  Additionally, the stronger U.S. dollar in comparison to most other currencies during the first six months of Fiscal 2010 compared to the same period of Fiscal 2009, resulted in reducing our R&D costs in locations outside the U.S., when converted to U.S. dollars.

For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE’s are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.  During the first quarter of Fiscal 2010, NRE’s included reimbursements related to the TPC agreement of $0.7 million.  These were the final reimbursements under the TPC agreement.  The primary reason for the decrease in NRE reimbursements during the three and nine month periods ended December 25, 2009, as compared to the same periods in Fiscal 2009, was due to there being no further reimbursements received under the TPC agreement during the second or third quarters of Fiscal 2010.  During the three and nine month periods ended December 26, 2008, we recorded NRE reimbursements related to the TPC agreement of $0.4 million and $1.6 million, respectively.

During Fiscal 2010, our R&D activities focused on the following areas:
•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•
Optical physical-layer integrated circuits, modules and complete solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

•	Voice interface products for access and residential equipment that enables carrier-class voice over-cable and voice-over-packet applications.

Selling and Administrative

	Three Months Ended		Nine Months Ended
(in thousands)	Dec. 25, 2009	Dec. 26, 2008	Dec. 25, 2009	Dec. 26, 2008

S&A Expenses	$11,219	$10,877	$31,636	$36,960

As a percentage of revenue	21%	20%	20%	21%

S&A expenses were $11.2 million in the third quarter of Fiscal 2010, up $0.3 million or 3% from the comparable period last year.  The increase is due primarily to the weakening of the U.S. dollar in the third quarter of Fiscal 2010.  Many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro.  Therefore, the weakness of the U.S. dollar in the third quarter of Fiscal 2010 as compared to the same period of Fiscal 2009 has resulted in higher S&A costs.  Additionally, we incurred $0.5 million in severance charges related to the departure of our Senior Vice President and General Manager of Communication Products, announced in December 2009.  In comparison, during the third quarter of Fiscal 2009, we incurred $0.1 million of integration costs which were included in S&A.

S&A expenses for the nine months ended December 25, 2009 were down 14% as compared to the same period in Fiscal 2009.  The decrease is attributable to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009.  Additionally, the strength of the U.S. dollar during the first two quarters of Fiscal 2010 as compared to the same period of the previous year has aided in lowering S&A costs.

Amortization of Intangible Assets

During the three and nine month periods ended December 25, 2009, we recorded amortization on intangible assets of $1.8 million and $5.4 million as compared to $1.8 million and $5.5 million in the same periods of Fiscal 2009, respectively. These costs are related to our acquisitions of Legerity and Primarion.

Contract Impairment (Recovery)

During the three and nine month periods ended December 25, 2009, we recorded a contract recovery of $0.1 million and contract impairment of $0.7 million, respectively, as compared to contract impairment of $0.1 million in the same periods of Fiscal 2009.  As part of the planned restructuring actions announced in the fourth quarter of Fiscal 2009, in the first quarter of Fiscal 2010, we incurred $0.8 million in costs relating to idle space under lease contract, primarily due to workforce reductions at our Austin, Texas facility.  In the third quarter of Fiscal 2010, we recorded a recovery of $0.1 million related to this provision, as a result of the idle space being subleased earlier than previously estimated.

Impairment (Recovery) of Current Asset

In Fiscal 2008, we sold our Swindon foundry to MHS. At the time of sale, we agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a TSA under which we recorded a receivable balance. These items were recorded in current assets.  In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS.   In January 2009, we were advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the value of amounts receivable from MHS became most likely not recoverable, we recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.

During the second quarter of Fiscal 2010, we received $0.8 million relating to the prepaid expense from the MHS administrator and therefore recorded a recovery in that period.  In connection with this receipt, we no longer hold legal charges against the buildings previously sold to MHS.  As the receipt of any further amounts owed from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, in discussion with the administrator there is the possibility of an additional disbursement which is anticipated to occur in the fourth quarter of Fiscal 2010.

Impairment of Asset Held for Sale

In Fiscal 2007, certain of the land and buildings in our U.K. facilities met the criteria to be classified as assets held for sale pursuant to the Property, Plant, and Equipment Topic of the FASB ASC. As a result of the economic slowdown and weakening real estate markets in the U.K, we determined that the fair value of the asset no longer exceeded the carrying value of the assets, and we recognized an impairment of $1.2 million on this asset in the third quarter of Fiscal 2009. The asset continues to be classified as current asset held for sale.

Gain on Sale of Assets

During the first quarter of Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a $0.9 million gain, net of transaction costs.  No gains or losses on the sale of assets were recorded during the first nine months of Fiscal 2010.

Stock Compensation Expense

At the beginning of Fiscal 2007, we adopted the Stock Compensation Topic of the FASB ASC, and began expensing the fair value of stock-based awards to employees under the provisions of this Topic.

Stock compensation expense was recorded as follows (in thousands):

	Three Months Ended		Nine Months Ended
	Dec. 25, 2009	Dec. 26, 2008	Dec. 25, 2009	Dec. 26, 2008
Selling and administrative	$389	$472	$953	$1,292
Research and development	62	75	151	205
Cost of revenue	24	28	59	78
	$475	$575	$1,163	$1,575

As at December 25, 2009, total unrecognized compensation cost related to non-vested awards was $1.5 million, and the weighted average period over which this expense is expected to be recognized is approximately 2 years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk-free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Gain (Loss) on Repurchase of Convertible Debentures

In July 2009, we completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  We expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

During the third quarter of Fiscal 2009, we repurchased $6.5 million (Cdn $7.9 million) principal amount of our convertible debentures for a total of $2.6 million (Cdn $3.2 million) and expensed $0.3 million of related unamortized debt issue and transaction costs, resulting in a net gain of $3.6 million.

Interest Income

Interest income for the three and nine months ended December 25, 2009 was $0.1 million and $0.2 million, as compared to $0.4 million and $1.1 million for the comparable periods in Fiscal 2009. The decrease was primarily due to the lower interest rate environment in the first nine months of Fiscal 2010 as compared to the comparable period in Fiscal 2009.

Interest Expense

Interest expense for the three and nine months ended December 25, 2009 was $1.0 million and $2.9 million, as compared to $1.0 million and $3.3 million for the comparable periods in Fiscal 2009. The decrease in interest expense during the nine month period when compared to the same period a year ago was due to the repurchase and cancellation of $6.5 million (Cdn $7.9 million) principal amount of our convertible debentures during the third quarter of Fiscal 2009, as well as changes in the Canadian dollar exchange rates between the periods.  The convertible debentures pay interest in Canadian dollars, thus the stronger U.S. dollar in the first nine months of Fiscal 2010 as compared to the same period in Fiscal 2009, resulted in lower interest expense when converted to U.S. dollars.

Amortization of Debt Issue Costs

We incurred approximately $3.7 million in transactions costs relating to the issuance of our convertible debentures during the second quarter of Fiscal 2008.  These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures. Amortization costs for the three and nine months ended December 25, 2009 were $0.2 million and $0.5 million, respectively, as compared to $0.2 million and $0.5 million for the same periods in Fiscal 2009.

Foreign Exchange Gain (Loss)

Foreign exchange loss in the three and nine months ended December 25, 2009 was $2.7 million and $9.6 million as compared to foreign exchange gains of $10.3 million and $11.9 million for the same periods in Fiscal 2009. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates.  As a result of this revaluation, we will incur non-cash foreign currency gains or losses.  The foreign exchange loss during the first nine months of Fiscal 2010 was primarily a result of the impact of the weakening U.S. dollar on our convertible debentures.  With regards to our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.4 million to our earnings in a given Fiscal period.

Income Tax Recovery (Expense)

We recorded income tax expense of $66,000 in the third quarter of Fiscal 2010, of which $57,000 relates to taxes payable in foreign jurisdictions.  The remainder relates to net uncertain tax positions (“UTPs”) and interest recorded during the quarter.  In the corresponding period in Fiscal 2009, we recorded an income tax expense of $92,000, related primarily to deferred tax expense.  Also included in the third quarter of Fiscal 2009 was a $0.2 million expense relating to the closure of past audit issues, which was offset by $0.2 million recovery relating to the reversal of FIN 48 reserves for statute barred or settled tax issues.

We recorded income tax expense of $130,000 for the nine months ended December 25, 2009, as compared to a $2.4 million tax recovery for the nine months ended December 26, 2008. The income tax expense in Fiscal 2010 includes $108,000 relating to taxes payable in foreign jurisdictions, with the remainder relating to net UTPs and interest recorded during the period.  The recovery in the Fiscal 2009 period included a net $2.7 million in tax recoveries resulting from the closures of tax audits, offset by $0.3 million of deferred tax expense.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of December 25, 2009, of $230.6 million (March 27, 2009 - $247.8 million). The change relates to movements in temporary timing differences, the utilization of losses in our domestic operations and certain foreign jurisdictions, as well as differences relating to changes in the foreign exchange rates between our local tax reporting currencies and functional currency.

We continue to pursue the closure of outstanding corporate tax audit issues with various governments. The settlement of any related UTPs during the Fiscal Year will result in either a tax payment to the taxing authority or a derecognition of the UTPs. Based, on information currently available to us, we expect that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years. During the nine months ended December 25, 2009, we accrued $0.1 million of interest for UTPs and we derecognized $0.7 million in previously recognized UTPs which were offset by a deferred tax asset of $0.3 million.  During the three and nine month periods ended December 25, 2009, we recorded an additional UTP in the amount of $0.1 million.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at December 25, 2009 was cash and cash equivalents totaling $61.9 million (March 27, 2009 - $45.0 million).

Operating Activities

Cash generated from operating activities during the nine months ended December 25, 2009 was $20.7 million, as compared to cash generated of $15.2 million in the same period of Fiscal 2009.

Cash generated from operating activities before working capital changes was $20.9 million for the nine months ended December 25, 2009, as compared to cash generated of $23.1 million in the first nine months of Fiscal 2009.  Our cash flows from operations in the period were due to $0.8 million net income, combined with a number of non-cash charges.  Included in net income during the first nine months of Fiscal 2010 were non-cash charges including a foreign exchange loss of $9.6 million, amortization of $5.9 million, depreciation of $2.9 million, contract impairment of $0.7 million, and loss on repurchase of convertible debentures of $0.3 million.   Since March 27, 2009, our non-cash working capital increased by $0.1 million, thereby reducing cash, mainly as a result of the following:

•	An increase in accounts and other receivables of $5.5 million, related primarily to timing of shipments and receipts during the period; and

•	A decrease in payables and other accrued liabilities of $0.2 million, driven mainly by the payment of liabilities under the provisions for exit activities.

Partially offset by:

•	An increase in deferred revenue of $3.7 million, driven by prepayments made by one vendor for last time buy orders;

•	A decrease in inventories of $1.3 million, driven mainly by higher shipments; and

•	A decrease in prepaid expenses of $0.6 million, related to the draw down of prepaid insurance and rent expenses.

In comparison, our non-cash working capital increased by $7.9 million during the first nine months of Fiscal 2009, thereby reducing cash, primarily as a result of the following:

•	A decrease in payables and accrued liabilities totaling $16.3 million, due mainly to adjustments to certain tax provisions and the payment of accruals.

Partially offset by:

•	A decrease in receivable balances totaling $3.1 million, due to collections and the recording of allowances against certain receivables;

•	A decrease in inventories of $0.7 million as a result of higher shipments;

•	A decrease in prepaid expenses of $3.7 million, due primarily to the draw down from certain design tool agreements; and

•	An increase in deferred revenue of $0.9 million, related primarily to advance funding received to fund a research and development project.

Investing Activities

Cash used in investing activities during the nine months ended December 25, 2009 was $2.0 million, resulting from cash outlays for fixed assets during the period.

In comparison, cash used in investing activities during the nine months ended December 26, 2008 was $2.1 million, due to the following:

•	Net expenditures for fixed assets totaling $3.1 million, relating to the purchase of production equipment.

Partially offset by:

•	Proceeds from the sale of excess land of $1.0 million.

Financing Activities

Cash used in financing activities during the nine months ended December 25, 2009, was $2.9 million.  The decrease in cash resulted primarily from the following:

•	Payment of dividends on preferred shares of $1.4 million;

•	Repurchase of preferred shares of $0.8 million; and

•	Repurchases of common shares of $0.6 million.

In comparison, cash used in financing activities during the nine months ended December 26, 2008 was $8.0 million.  The decrease in cash resulted primarily from the following:

•	Repurchase of convertible debentures of $2.6 million;

•	Payment of dividends on preferred shares of $1.5 million;

•	Repurchase of preferred shares of $1.2 million; and

•	Repurchases of common shares of $2.7 million.

We repurchased 742,500 shares for a total consideration of $0.6 million during the three and nine months ended December 25, 2009, under our current common share buyback program.  We repurchased 3,000,000 shares for a total consideration of $0.9 million, and 4,920,000 shares for a total consideration of $2.7 million for the same periods in Fiscal 2009, respectively, under the Fiscal 2009 normal course issuer bid.

Any purchases made under the current share buyback program will be made at the prevailing market price through the facilities of the TSX. The current share buyback program allows us to purchase up to 11,971,633 common shares, or about 10% of the public float as of May 25, 2009. The bid does not commit us to make any share repurchases.  We may repurchase up to 10% of the public float of common shares using available cash during a twelve month period from May 29, 2009 to May 28, 2010. The timing and exact number of common shares purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased under the bid will be cancelled.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.48 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $0.5 million in dividends in the remainder of Fiscal 2010. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $23.84 (Cdn$25.00) per share plus costs of purchase. During the third quarter of Fiscal 2010, we repurchased $0.1 million of preferred shares. In addition, if the market price of the shares remains below $23.84 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 22,400 of preferred shares in the remainder of Fiscal 2010.

In addition to our cash and cash equivalents, we have credit facilities of $1.4 million (Cdn $1.5 million) available for letters of credit. As at December 25, 2009, we had used $1.3 million of our credit facilities, accordingly, we had $0.1 million of unused facilities available for letters of credit.  The outstanding letters of credit related to our SERP.

As at December 25, 2009, we have pledged $14.7 million (107.2 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $16.6 million (120.8 million Swedish krona) in Sweden.  The Swedish pension liability is comprised of $13.8 million (100.5 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.8 million as determined under the Retirement Benefits Topic of the FASB ASC.  In the fourth quarter of Fiscal 2010, we are required to make an additional contribution of $0.8 million to restricted cash and cash equivalents in regards to the pension liability in Sweden.

We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchase, preferred share dividend and repurchase, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CONTRACTUAL OBLIGATIONS

There have been no significant changes to our contractual obligations included in Item 5F – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Commitments of our Annual Report on Form 20-F for the year ended March 27, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) IMPLEMENTATION

Publicly accountable enterprises in Canada are required to adopt IFRS for financial periods beginning on or after January 1, 2011.   As an SEC issuer, within the meaning of Canadian securities legislation, we have opted to prepare our financial statements in accordance with US GAAP.   This option is made available under National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") adopted by the Canadian Securities Administrators ("CSA").

On June 27, 2008, the CSA released Staff Notice 52-321 – Early Adoption of IFRS, Use of US GAAP and Reference to IFRS-IASB.    This allows us the ability as a Canadian and SEC issuer to continue using US GAAP despite the pending change to IFRS for publicly accountable enterprises in Canada.  On September 25, 2009, the CSA published for comment a revised draft NI 52-107 which confirmed the option to use US GAAP set out in CSA Staff Notice 52-321.

Securities Act Release No. 33-8879 by the SEC allows foreign private issuers such as us the option of filing financial statements under IFRS.   Additionally, the SEC has issued a proposed Roadmap for the adoption of IFRS by primary U.S. issuers.   At the time of preparing this MD&A we are considering a transition to IFRS but have not confirmed timing or finalized a changeover plan.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There have been no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 27, 2009.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162 (the “Codification” or “FASB ASC”). The FASB ASC will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB ASC is effective for interim and annual periods ending after September 15, 2009. All pre-Codification GAAP are superseded as described in FAS 168. All other accounting literature not included in the Codification is non-authoritative. We adopted the Codification in the second quarter of Fiscal 2010.  The Codification did not have a material impact on our consolidated financial statements.  We have updated references to the FASB ASC, as appropriate.

In October 2009, the FASB issued ASU, 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB ASC. This Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Topic sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Topic is effective for interim or annual periods ending after June 15, 2009. We adopted this Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on our financial position or results of operations.

In April 2009, the FASB issued an amendment to the Financial Instruments Topic of the FASB ASC, which requires disclosures about fair value of financial instruments in interim as well as annual financial statements. This amended Topic is effective for periods ending after June 15, 2009. We adopted this amended Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on our financial position or results of operations.

In December 2008, the FASB issued additional guidance on the Defined Benefit Plans Topic of the FASB ASC, which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This is effective for financial statements issued for Fiscal Years ending after December 15, 2009. We are required to adopt this Topic in Fiscal 2010. The adoption of this guidance will increase the disclosures in the Fiscal 2010 year-end consolidated financial statements related to the assets of our defined benefit pension plans.

In April 2008, the FASB issued an amendment to the General Intangibles Other Than Goodwill Topic of the FASB ASC. This amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  We adopted this in the first quarter of Fiscal 2010. The requirements are to be applied prospectively to intangible assets acquired after the effective date. As a result, the adoption did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued the Fair Value Measurements and Disclosure Topic of the FASB ASC. This Topic defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended this Topic to exclude fair value requirements on leases and delayed the effective date for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  We adopted certain provisions in the first quarter of Fiscal 2009.  In the first quarter of Fiscal 2010, we adopted the provisions previously deferred, relating to non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis.  The adoption of these provisions did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued the Business Combinations Topic of the FASB ASC. This Topic significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods.  In April 2009, the FASB issued an amendment to this Topic, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This Topic is effective for public companies for Fiscal Years beginning on or after December 15, 2008. We adopted this Topic in the first quarter of Fiscal 2010, and apply it on a prospective basis.  The adoption did not have a material impact on our financial position or results of operations.

SUBSEQUENT EVENTS

On January 28, 2010, the Board of Directors approved implementation of a Medium-Term Cash Incentive Plan (“MTCI Plan”) for executive officers and key employees, as well as a Deferred Share Unit Plan (“DSU Plan”) for independent directors.

MTCI Plan Units (“Units”) will be made available for issuance to executive officers and key employees at such time as the Board of Directors determines, and will generally vest at the end of three years from the grant date.  The Units will be redeemed for cash with the redemption value of each Unit equal to the volume-weighted average trading price of our shares on the TSX over the five trading days preceding the vesting date.

Under the DSU Plan, Deferred Share Units (“DSU’s”) will be made available for issuance to independent directors, who can elect annually to have all or a portion of their annual director’s fees satisfied in the form of DSU’s. Within a specified period after such a director ceases to be a director, DSU’s will be redeemed for cash with the redemption value of each DSU equal to the volume-weighted average trading price of our shares on the TSX over the five trading days preceding the redemption date.

Subsequent events have been evaluated through February 1, 2010, the date the consolidated financial statements were issued.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended December 25, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMMON SHARES OUTSTANDING

As at February 1, 2010, there were 121,514,232 common shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.